[redacted]

SEC Mail Processing Section
AUG 26 2009
Washington, DC
121

SECUR 09042137 IISSION

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SEC FILE NUMBER
8 - 14485

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Diamond Bay Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2974 Lyndon B. Johnson Fwy., Suite 401
(No. and Street)

Dallas (City) Texas (State) 75234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra L. Bailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Diamond Bay Securities Corp.**, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

SANDRA K. JENKINS
Notary Public, State of Texas
My Commission Expires
February 22, 2010

Sandra K. Jenkins
Notary Public

Sandra L. Bailey
Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Diamond Bay Securities Corp.

We have audited the accompanying statement of financial condition of Diamond Bay Securities Corp. as of June 30, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Bay Securities Corp. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A Kinder CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 19, 2009

DIAMOND BAY SECURITIES CORP.
Statement of Financial Condition
June 30, 2009

ASSETS

Cash	$	9,790
Consulting fee receivable		5,000
Receivable from IRS		912
Other asset		2
TOTAL ASSETS	$	15,704

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	860
TOTAL LIABILITIES		860

Stockholders' Equity

Common stock, $.0000001 par value, 20,000,000 shares authorized, issued and outstanding		2
Additional paid-in capital		45,496
Retained deficit		(30,654)
TOTAL STOCKHOLDERS' EQUITY		14,844
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	15,704

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Operations
Year Ended June 30, 2009

Revenue	
Consulting fees	$ 10,000
Interest income	2,111
TOTAL REVENUE	12,111
Expenses	
Regulatory fees	4,884
Professional fees	3,000
Bad debts	88,025
Other expenses	2,360
TOTAL EXPENSES	98,269
NET LOSS	$ (86,158)

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2009

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances at June 30, 2008	20,000,000	$ 2	$ 45,496	$ 55,504	$ 101,002
Net loss	-	-	-	(86,158)	(86,158)
Balances at June 30, 2009	20,000,000	$ 2	$ 45,496	$ (30,654)	$ 14,844

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Cash Flows
For the Year Ended June 30, 2009

Cash flows from operating activities:	
Net loss	$ (86,158)
Adjustments to reconcile net loss to net cash used by operating activities:	
Bad debts	88,025
Changes in assets and liabilities	
Increase in consulting fee receivable	(5,000)
Increase in advance to related party	(2,500)
Increase in receivable from IRS	(912)
Increase in accrued interest receivable from related party	(1,875)
Decrease in other assets	1
Increase in accounts payable	182
Decrease in income tax payable	(911)
Net cash used by operating activities	(9,148)
Net decrease in cash	(9,148)
Cash at beginning of year	18,938
Cash at the end of the year	$ 9,790

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest and $1,823 was paid for income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Diamond Bay Securities Corp. (Company) was incorporated in the state of Delaware in January 1987. The Company is approximately 97 percent owned by Brett MacArthur Associates, Inc. (Parent).

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and, accordingly, is exempt from the remaining provisions of that Rule.

The Company's operations consist primarily in investment banking consulting services.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

Cash, receivables and accounts payable are short term in nature and accordingly are reported in the statement of financial condition at carrying value which approximates fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Income Taxes

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending June 30, 2009. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at June 30, 2009.

Consulting Fees

Consulting fees are recorded as revenues at the time the services are rendered.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital and net capital requirements of $8,930 and $5,000, respectively. The Company's net capital ratio was .10 to 1.

Note 3 - Related Party Transactions

The Company, its Parent and other affiliate companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

In accordance with an Agreement with a related party, such related party provides office space, telephone and fax lines and copier use. Total fees for such services during the year were $899, which is included in other expenses, in the accompanying statement of operations.

The Company wrote off advances to related parties of $35,000 and notes receivable of $50,000 and accrued interest of $3,025 during the year to two related parties. The total write off of $88,025 is recognized as bad debts in the accompanying statement of income.

Note 4 - Income Taxes

The Company has a current year loss, therefore, there is no provision for current income taxes. The Company has a net operating loss carryforward of approximately $86,000 which expires in 2029. The net operating loss carryforward creates a deferred tax asset of approximately $13,000 which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through August 19, 2009, the date which the financial statements were issued.

Schedule I

DIAMOND BAY SECURITIES CORP.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
June 30, 2009

Total stockholders' equity qualified for net capital	$ 14,844
Deductions and/or charges	
Non-allowable assets:	
Consulting fee receivable	5,000
Receivable from IRS	912
Other asset	2
Total deductions and/or charges	5,914
Net Capital	$ 8,930
Aggregate indebtedness	
Accounts payable	$ 860
Total aggregate indebtedness	$ 860
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 3,930
Ratio of aggregate indebtedness to net capital	.10 to 1

Note: The above computation does not differ from the amended computation of net capital under Rule 15c3-1 as of June 30, 2009 as filed by Diamond Bay Securities Corp. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Diamond Bay Securities Corp.

In planning and performing our audit of the financial statements of Diamond Bay Securities Corp. (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 19, 2009